Exhibit 107

Calculation of Fling Fee Tables

Form S-3

(Form Type)

Kennedy Wilson Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
	Newly Registered Securities
Fees to Be Paid:	Equity	Common Stock, $0.0001 par value per share	Rule 457(o)	$200,000,000	$0.0000927	$18,540.00
					Net Fee Due:	$18,540.00(1)

(1)

The fee payable in connection with the offering relating to this exhibit has been calculated pursuant to Rule 457(r) under the Securities Act and paid in accordance with Rule 456(b) under the Securities Act.

The prospectus supplement to which this exhibit is attached is a final prospectus supplement for the related offering of common stock. The maximum aggregate offering price of that offering is $200,000,000.